May 2, 2014

Via EDGAR

Attention: PJ Hamidi, Division of Corporation Finance

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Triangle Petroleum Corporation

Registration Statement on Form S-3

Filed March 28, 2014

Comment letter dated April 22, 2014

File No. 333-194861

Dear Mr. Schwall:

This letter responds to the staff’s comment letter dated April 22, 2014, regarding Triangle Petroleum Corporation’s (the “Company”) Registration Statement on Form S-3 filed March 28, 2014 (File No. 333-194861). The Company’s responses to the staff’s comments are set forth below. For your convenience, each response is prefaced by the exact text of the staff’s corresponding comment in italicized text.  Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 1 to the Registration Statement on Form S-3 (the “Revised Registration Statement”), reflecting, as appropriate, the responses to the staff’s comments contained herein.

Registration Statement on Form S-3

General

SEC Comment

1.                                      On April 11, 2014 you filed a Form 8-K indicating that the “financial statements for the quarter ended October 31, 2013 should no longer be relied upon” and that you intend to file a Form 10-Q/A “ as soon as reasonably practicable.” Provide us with your analysis as to why you believe that you remain eligible to use the Form S-3 given the need to restate your financial statements for that quarter and that you have not yet filed the Form 10-Q/A. Also, tell us when you intend to make that filing.

Response

The Company respectfully submits that it remains eligible to use Form S-3 as it satisfied the eligibility criteria as of March 28, 2014, the initial filing date of the Form S-3, the relevant date for determining its eligibility under Rule 401(a).  With respect to General Instruction A.3(b) (the

“timeliness” prong), the Company believes that notwithstanding the need to restate certain financial information in its Form 10-Q covering the quarter ended October 31, 2013 (the “Q3 Form 10-Q”) it satisfied the requirement to file all required reports in a timely manner.  In this regard, the Company notes that the Q3 Form 10-Q was filed on December 9, 2013, which was not later than the prescribed due date of December 10, 2013.  Further, and most importantly in this case, the Company does not believe that the nature and/or magnitude of the restatement would render the Q3 Form 10-Q so deficient as to result in it being deemed not timely filed.  With respect to General Instruction A.3(a) (the “current” prong), as of March 28, 2014, the Company had filed all material required to be filed pursuant to Sections 13, 14 or 15(d) of the Exchange Act, including the Q3 Form 10-Q, for a period of at least twelve calendar months preceding that date and, for the same reasons discussed above, the Company does not believe that the errors in the Q3 Form 10-Q resulted in the Company being considered delinquent as of such date.  The Company filed its Form 10-Q/A covering the quarter ended October 31, 2013 on April 25, 2014.

Important Information Incorporated by Reference, page 4

SEC Comment

2.                                      Please update this section. Also, be sure to update all references to your Form 10-K for the fiscal year ended January 31, 2013 throughout the filing. We note such references on pages 2 and 3, for example.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3, 4, 17 and 18 of the Revised Registration Statement.

Selling Stockholders, page 13

SEC Comment

3.                                      Please revise your disclosure in this section to identify the natural persons with voting or dispositive authority over the shares of common stock to be sold.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 15 of the Revised Registration Statement.

* * * * * * * *

In connection with the above response to the staff’s comment, the Company acknowledges that:

•                           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (303) 260-6042 or, in his absence, Ryan McGee, the Company’s Interim General Counsel, at (303) 260-1680, or Richard Aftanas, the Company’s external counsel at Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-4112.

Sincerely,

/s/ Justin Bliffen
Justin Bliffen
Chief Financial Officer

cc:                                Richard Aftanas (Skadden Arps)